July 17, 2019

Charles A. Bacon, III
Chief Executive Officer
Limbach Holdings, Inc.
1251 Waterfront Place, Suite 201
Pittsburgh, Pennsylvania 15222

       Re: Limbach Holdings, Inc.
           Registration Statement on Form S-3
           Filed June 27, 2019
           File No. 333-232406

Dear Mr. Bacon:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed June 27, 2019

General

1. With respect to Mr. McCann's appointment as Co-Chief Operating Officer on December
       5, 2018, the Item 5.02 Form 8-K reporting this event was filed on December 21, 2019. As a result, it is not clear how you are eligible to use Form S-3 at this time. Please refer to
       Instruction I.A.3(b) of Form S-3.
2. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the
       Securities Act or Exchange Act. In that regard, we note that Section 27 of the exchange
       Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section
 Charles A. Bacon, III
Limbach Holdings, Inc.
July 17, 2019
Page 2
         22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the
         Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities
         Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Jay Ingram, Legal
Branch Chief, at (202) 551-3397 with any other questions.



                                                                Sincerely,
FirstName LastNameCharles A. Bacon, III
                                                                Division of
Corporation Finance
Comapany NameLimbach Holdings, Inc.
                                                                Office of
Manufacturing and
July 17, 2019 Page 2                                            Construction
FirstName LastName